

Mail Stop 3561

July 26, 2019

Paul Kim
Chief Operating Officer
Blockchain Industries, Inc.
1632 First Ave.
New York, NY 10028

> **Re:** **Blockchain Industries, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2018**
> **Filed June 24, 2019**
> **File No. 0-51126**

Dear Mr. Kim:

We issued comments to you on the above captioned filing on July 11, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 9, 2019.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Yolanda Guobadia at (202) 551-3562 or the undersigned at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products